

Mail Stop 3720

April 20, 2009

Mr. Donald Paliwoda
Chief Accounting Officer
Mobilepro Corp.
6701 Democracy Boulevard
Suit 202
Bethesda, MD 20817

> **RE:** **Mobilepro Corp.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Filed June 27, 2008**
>
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 0-51010**

Dear Mr. Paliwoda:

We have reviewed your supplemental response letters dated April 3, 2009 and February 27, 2009 as well as your filing and have the following comments. As noted in our comment letter dated January 22, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the quarterly period ended September 30, 2008
Note 3 – Disposition of Businesses
Sale of ISP and CLEC Businesses, page 14

1. We note your response to prior comment 2 and we have the following comments:

    *   Tell us in detail how you tested goodwill for impairment at March 31, 2008. Your response should include the methodology and the assumptions used to complete your goodwill impairment test.
    *   Tell us in detail how you tested goodwill for impairment at March 31, 2009. Your response should include the methodology and the assumptions used to complete your goodwill impairment test.
    *   Tell us about any changes in the methodology and assumptions used between the two dates.

2. Further, it is still unclear to us why you believe that an interim impairment test was not necessary in view of the following factors:

    - your market capitalization is significantly lower than your net assets including goodwill;
    - the deterioration in the economy in the past calendar year;
    - the competitive pressure in the CLEC industry;
    - that goodwill represents 77% of the CLEC business held for sale which shows a business with little assets and material goodwill;
    - your last attempt to sell this business fell through over a year ago and your efforts to find a buyer at that same purchase price have not been successful;

    Tell us how you considered the above factors in your conclusion that you did not need to perform an interim goodwill impairment test. Also tell us if you have experienced any additional competition in your markets where your CLEC business operates. Tell us where these markets are located and your primary competitors therein. Further, tell us if you have experienced a decline in revenues in these markets and your overall CLEC business during the last year.

                                    *   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director